Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
World Acceptance Corporation Retirement Savings Plan:
We consent to the incorporation by reference in the registration statement (No. 333-14399) on Form S-8 of World Acceptance Corporation of our report dated June 25, 2013, with respect to the statements of net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H - line 4i - schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the World Acceptance Corporation Retirement Savings Plan.
/s/ KPMG LLP

Greenville, South Carolina
June 25, 2013